Exhibit 2.1

AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO STOCK PURCHASE AGREEMENT (“Amendment”), dated as of October 1, 2014, is by and among THE BRYN MAWR TRUST COMPANY, a Pennsylvania commercial bank (the “Buyer”), DONALD W. PARKER (“Parker”), EDWARD F. LEE (“Lee,” and together with Parker, each a “Seller” and, collectively, the “Sellers”), and POWERS CRAFT PARKER AND BEARD, INC., a Pennsylvania corporation (the “Company”).

WHEREAS, the parties hereto entered into a certain Stock Purchase Agreement dated as of August 21, 2014 (the “Agreement”) pursuant to which Sellers were to be covered by Buyer’s errors and omissions insurance policy, as set forth on Schedule 5.5(b) of the Agreement (“Buyer’s E&O Policy”), for acts prior to the Closing Date; and

WHEREAS, the parties have become aware that Buyer’s E&O Policy will not cover Sellers’ acts prior to the Closing Date; and

WHEREAS, in order for Sellers to receive the benefits that would have been afforded them had their prior acts been covered under Buyer’s E&O Policy, the parties now desire to amend the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, intending to be legally bound, the parties hereby agree as follows:

1. A new Section 3.19 is hereby added to read as follows:

3.19 Errors and Omissions Insurance

The Company has in place as of the date hereof an insurance policy which provides errors and omissions coverage with respect to the business, is a “claims-made” policy, and will terminate due to the consummation of the transactions contemplated by this Agreement (the “Company’s E&O Policy”). An extended reporting endorsement, commonly known as tail coverage, with respect to the Company’s E&O Policy is available for purchase post-Closing on the terms and conditions set forth in Schedule 3.19 hereto (“Tail Coverage”).

2. Section 5.5(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

(b) Buyer’s E&O Policy coverages are described on Schedule 5.5(b). Each Seller, in his capacity as an officer of a subsidiary of Buyer, will be covered by such policy immediately following Closing for acts on and after the Closing Date, and Buyer will maintain such policy, or a policy providing for similar coverage, with respect to the errors and/or omissions of each Seller until the date that such Seller is no longer an officer of the Company.

3. A new Section 5.5(c) is hereby added to read as follows:

(c) As soon as practicable after the Closing, Buyer and Sellers shall make commercially reasonable efforts necessary to procure, at Buyer’s sole cost, Tail Coverage with respect to the Company’s E&O Policy on the terms and conditions set forth on Schedule 3.19 hereto. Further, at all times after the Closing Date, at the request of Buyer and without further consideration, Sellers shall promptly execute and deliver all such further administrative documents and perform such further actions as the insurance provider may reasonably deem necessary in order for the Buyer to secure and make effective the Tail Coverage.

4. Section 6.3 of the Agreement is amended and restated in its entirety to read as follows:

6.3 Payment Adjustments for Insurance Proceeds

(a) With respect to any Losses that would have been covered under Buyer’s E&O Policy had the events giving rise to such Losses occurred on or after the Closing Date, payments by Sellers under this Article 6 in respect of such Losses are limited to the amount of any liability or damage that remains after deducting therefrom the applicable threshold amount set forth on Schedule 6.3 hereto (each, a “Threshold Amount”), less any related costs and expenses, including the aggregate cost to Buyer of pursuing any related Tail Coverage claims; provided, however, that payments by Sellers under this Article 6 in respect of such Losses shall not be limited by any Threshold Amount, and shall instead be limited solely, if at all, by the amount covered and actually paid by the Tail Coverage, to the extent that either Seller or the Company had actual knowledge of events reasonably likely to lead to a Loss and failed to disclose such events or potential Loss in writing to Buyer as of the date hereof (such Loss a “Known Loss”).

(b) Buyer and Sellers shall each use commercially reasonable efforts to seek to recover any Tail Coverage proceeds in connection with any indemnity claim under Section 6.1, and all Tail Coverage proceeds shall be paid to Buyer to the extent not required by the insurance company to be paid directly to the third party claimant. To the extent an indemnification claim will be covered by Tail Coverage, the time period for Sellers to pay Buyer the amount of the claim shall be extended until payment on the claim is made by the insurance company. Within three (3) business days after receipt of the Tail Coverage proceeds, Sellers shall pay to Buyer an amount equal to the excess of (i) the total dollar amount of the indemnity claim plus any related costs and expenses, including the aggregate cost of pursuing the Tail Coverage claim, over (ii) the applicable Threshold Amount or, in the event of a Known Loss, the amount covered by the Tail Coverage (such excess amount, the “Net Indemnity Claim”). Buyer shall have the right, exercisable by Buyer in its sole discretion, to withhold payment of any then-current or future amounts payable by Buyer to Sellers, including, without limitation, with respect to Earn-Out Payments payable by Buyer to Sellers under Section 1.2.3, during the pendency of any Tail Coverage claim under this Section 6.3. Once Buyer receives Tail Coverage proceeds with respect to the claim, Buyer shall have the right, in its sole discretion, to set off against or reduce such withheld amounts in satisfaction of some or all of the Net Indemnity Claim and to release any other withheld funds not so offset; provided, however, that the failure of Buyer to exercise its setoff rights provided for hereunder shall not impair or limit its right to exercise such rights at any other time nor limit in any way any other rights or remedies available to it under this Agreement or in law or equity.

(c) Until the later of (i) the third anniversary of the Closing Date, and (ii) the date that such Seller is no longer an officer of the Company, in the event that a claim for a Loss is made against either Seller directly for acts prior to the Closing Date, and such Loss would have been covered under Buyer’s E&O Policy had the events giving rise to such Loss occurred after the Closing Date, and provided further that such Loss was not a Known Loss, Buyer shall indemnify such Seller for such Loss up to the applicable Threshold Amount, provided that such Seller shall cooperate and take all action reasonably necessary to recover the Tail Coverage proceeds in connection with such Loss and all Tail Coverage proceeds related to such Loss shall be paid to Buyer, to the extent not required by the insurance company to be paid directly to the third party claimant.

5. The term “insurance proceeds” in the first sentence of Section 6.4 is hereby amended to read “Tail Coverage proceeds”.

6. Except as set forth in this Amendment, the terms and provisions of the Agreement are hereby ratified and declared to be in full force and effect. This Amendment shall be governed by the provisions of the Agreement, as amended by this Amendment, which provisions are incorporated herein by reference. This Amendment shall become effective upon its execution, which may occur in one or more counterparts and by electronic or facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Signature Page Follows

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first set forth above.

BUYER:

The Bryn Mawr Trust Company

By:	/s/ Harry R. Madeira
Name:	Harry R. Madeira
Title:	Executive Vice President

SELLERS:

/s/ Donald W. Parker
Donald W. Parker

/s/ Edward F. Lee
Edward F. Lee

COMPANY:

Powers Craft Parker and Beard, Inc.

By:	/s/ Donald W. Parker
Name:	Donald W. Parker
Title:	President